RIZOME

Bamboo Ecologic Corporation. (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years and months ended December 31, 2018 & 2019

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bamboo Ecologic Corporation

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 25th, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2018	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	3,046	86,512
Accounts Receivable	-	221,193
Prepaid Expenses	40,980	47,416
Total Current Assets	44,026	355,121
Non-current Assets		
Total Non-Current Assets	-	-
TOTAL ASSETS	44,026	355,121
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	66,866	155,338
Related Party Loans	64,334	119,473
Other Accrued Expenses	28,716	22,716
3rd Party Loans	-	17,964
Deferred Revenue	-	100,000
Accrued Interest	11,476	19,132
Total Current Liabilities	171,392	434,624
Long-term Liabilities		
Related Party Loans	25,000	25,000
3rd Party Loans	-	312,147
Preferred Dividends Payable	-	13,549
Total Long-Term Liabilities	25,000	350,696
TOTAL LIABILITIES	196,392	785,320
EQUITY		
Common Stock	600	600
Preferred Stock	37	37
APIC	1,989,775	1,989,860
Accumulated Deficit	(2,142,777)	(2,420,695)
Total Equity	(152,366)	(430,198)
TOTAL LIABILITIES AND EQUITY	44,026	355,121

Statement of Operations

	Year Ended December 31,	
	2018	**2019**
Revenue	-	3,546
Cost of Sales	-	5,831
Gross Profit	-	(2,285)
Operating Expenses		
Advertising and Marketing	165	15,785
General and Administrative	44,004	215,428
Equity Compensation Expense	6,368	85
Total Operating Expenses	50,537	231,298
Operating Income	(50,537)	(233,584)
Interest Expense	4,116	30,785
Provision for Income Tax	-	-
Net Income(loss)	(54,653)	(264,369)

Statement of Cash Flows

	Year Ended December 31,	
	2018	**2019**
OPERATING ACTIVITIES		
Net Income	(54,653)	(264,369)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Accounts Payable	11,586	88,472
Accrued Interest	4,116	7,656
Other Accrued Expenses	-	(6,000)
Accounts Receivable	37	-
Prepaids	3,766	(6,436)
Deferred Revenue	-	100,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	19,504	183,692
Net Cash provided by Operating Activities	(35,149)	(80,677)
INVESTING ACTIVITIES		
Money Loaned	-	(221,193)
Net Cash provided by Investing Activities	-	(221,193)
FINANCING ACTIVITIES		
Loan Proceeds	31,525	385,251
Additional Paid In Capital	6,368	85
Net Cash provided by Financing Activities	37,893	385,336
Cash at the beginning of period	301	3,046
Net Cash increase (decrease) for period	2,744	83,466
Cash at end of period	3,046	86,512

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, December 31, 2017	59,841,250	600	3,650,617	36	1,983,407	(2,088,124)	(104,080)
FV of Option Expense	-	-	-	-	6,368	-	6,368
Net loss for the year ended December 31, 2018	-	-	-	-	-	(54,653)	(54,653)
Balance, December 31, 2018	59,841,250	600	3,650,617	36	1,989,775	(2,142,777)	(152,365)
FV of Option Expense	-	-	-	-	85	-	85
Issuance of Shares to Founders		-	-	-	-	-	-
Accrual of Preferred Dividend	-	-	-	-	-	(13,549)	(13,549)
Net loss for the year ended December 31, 2019	-	-	-	-	-	(264,369)	(264,369)
Balance, December 31, 2019	59,841,250	600	3,650,617	36	1,989,860	(2,420,694)	(430,198)

Bamboo Ecologic Corporation
Notes to the Unaudited Financial Statements
December 31st, 2019
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bamboo Ecologic Corporation ("the Company") was formed in Nevada on January 9th, 2013. The company is a manufacturer of bamboo construction materials with customers primarily in the Philippines and slowly expanding into the United States.

The company will conduct a crowdfunding campaign under regulation CF in the first and second quarters of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities. The financials herein represent the results of operations of the company's US entity, Bamboo Ecologic Corporation and foreign Philippines entity, Bamboo Ecologic Export Philippines, Inc

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Loan Receivable

The company extended a loan to a supplier bearing interest of 3% due 2023.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and a loan to its supplier. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. The loan extended to its supplier is being repaid according to the terms of the agreement and there are no indications of pending default.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligation is the delivery of product to customers. The company deferred $100k of revenue for cash deposits received prior to delivery of product as of December 31st 2019.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The company has issued options to its founders and service providers that vest over various periods and milestones. Equity compensation expense for the years ended 2018 and 2019 were $ 6,368 and $85 respectively. A summary of the inputs used to determine the expense is below.

Key Inputs of Fair Value Determination of Equity Based Compensation

Input	Weighted Average Value	Fair Value Hierarchy
Fair Value of Underlying Stock	$0.002	Tier 2
Exercise Price	$.01	Actual
Years to Maturity	4-10	Actual
Risk Free Rate	2%	Tier 1
Annualized Volatility	300%	Tier 2

Option Status as of 12/21/19	Number of Shares Callable
Granted	5,470,000
Vested	2,470,000
Unvested	3,000,000
Expired	-
Exercised	-

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company borrowed money from shareholders and/or related family members totaling $145K as of December 31st, 2019. The amounts borrowed bear interest of 6% and are due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Related party loans – See Note 3.

3rd Party Loans – The company borrowed $370k from 3rd parties as of December 31st, 2019. The amounts borrowed bear interest at 12% and are due in 2021 – 2023.

Debt Principal Maturities 5 Years Subsequent to 2019

Year	Amount
2020	137,438
2021	83,757
2022	94,380
2023	51,588
2024	-
Thereafter	-

NOTE 6 - EQUITY

The company has authorized 500,000,000 of common shares with a par value of $0.000001 per share and 51,883,600 of preferred shares with a par value of $0.001 per share. 59,841,250 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2019.

Shares of common stock are voting and carry similar customary rights and privileges of other companies' common stock and are entitled to dividends at the discretion of the board of directors.

Shares of preferred stock are voting and carry the same customary rights and privileges of other companies' preferred shares for receiving priority return on capital and are entitled to accumulated dividends at 2.5% of purchase price.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 25, 2021, the date these financial statements were available to be issued. The company raised additional cash through debt financing in the amount of $673,750 via loans and $475,000 via convertible debt. The terms of the debt vary with interest accruing at 6-12% and maturities ranging from 2021 – 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.